SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 29, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 5 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraph:

         On March 29, 2000, at the request of the committee of independent directors of Crown, Rosemore submitted a revised proposal to Crown to acquire all outstanding shares of Class A and Class B Common Stock of Crown not owned by Rosemore for a price of $9.35 per share, payable in cash. A copy of a letter is filed as an exhibit to this Amendment No. 5 and is incorporated by reference herein.


Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 11  - Joint Filing Agreement as required by Rule 13d-1(k).

         Exhibit 12 - Letter dated as of March 29, 2000 from Rosemore to Crown.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

March 30, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

March 30, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

March 30, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 30, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 30, 2000                               Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

March 30, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 30, 2000                               Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

March 30, 2000                               Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

March 30, 2000                               Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number              Description

11.                 Joint Filing Agreement as required by Rule 13d-1(k).

12.                 Letter dated as of March 29, 2000 from Rosemore to Crown.

                                                                      EXHIBIT 11


         The undersigned hereby agree that Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 5.

                                             ROSEMORE, INC.

March 30, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

March 30, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

March 30, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 30, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 30, 2000                               Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

March 30, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 30, 2000                               Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

March 30, 2000                               Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

March 30, 2000                               Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                                                      Exhibit 12

                          [Rosemore, Inc. Letterhead]

                                 March 29, 2000



STRICTLY CONFIDENTIAL
---------------------

Board of Directors of
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201
Attention: Mr. Michael F. Dacey

Ladies and Gentlemen:

         In response to your March 24th letter to us, after careful consideration, the Board of Directors of Rosemore, Inc. ("Rosemore") is pleased to submit to you a revised proposal to acquire all of the outstanding shares of Class A and Class B Common Stock of Crown Central Petroleum Corporation (the "Company") for a price of $9.35, payable in cash, for each outstanding share not owned by us.

         Our proposal has been approved by the Board of Directors of Rosemore, and no other corporate proceeding is necessary on our part. In addition, with the assistance of the Company's representatives we have satisfactorily concluded our due diligence. Our proposal therefore only remains subject to (i) the approval by Company's board of directors, including the unanimous approval of the independent directors, (ii) the approval of the transaction by the Company's shareholders and (iii) the receipt of all necessary government approvals.

         We have previously submitted to you a form of merger agreement that we are prepared to execute, subject to our satisfaction with the information contained in the disclosure schedule that you supply to us in response to the merger agreement. Based upon our discussions and the discussions of our legal advisors on the merger agreement to this point, we believe that we can resolve all outstanding issues quickly and are prepared to do so.

         Our proposal will expire at 5:00 p.m., Maryland time on March 31, 2000 or at such time as our proposal is rejected by or on behalf of the Company.

         Please call Mr. Edward L. Rosenberg at Rosemore (410-347-7090), Mr. Garfield L. Miller III at Aegis Muse Associates (212-245-2552), or Mr. John A. Marzulli, Jr. at Shearman & Sterling (212-848-8590) if you would like to discuss any aspect of our proposal.

                               Sincerely,

                               ROSEMORE, INC.


                               By: /s/ Edward L. Rosenberg
                                   ------------------------------
                               Name:    Edward L. Rosenberg
                               Title:   President and Chief Executive Officer